October 18, 2005

Mr. Donald Walker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Walker:

I am writing in response to your comment letter (file number 000-13396) dated September 22, 2005 concerning our accounting for two floating rate agency preferred stock issues and more specifically the timing of our impairment charges taken on these securities. In addition to this detailed cover letter, I have included a worksheet used by the CNB Financial Corporation (the Corporation) to evaluate these securities.

As with other securities in its available-for-sale portfolio, the Corporation evaluated the securities in question for other-than-temporary impairment on a quarterly basis or more frequently when economic or market conditions warranted such an evaluation. Consideration was given to the length of time and extent to which fair value had been less than cost, the financial condition and near term prospects of the issuer, and the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Corporation considered whether the securities were issued by the federal government or its agencies and whether downgrades by rating agencies had occurred. The Corporation followed the guidance in FASB Statement No. 115, SEC Staff Accounting Bulletin Number 59, and SEC Staff Accounting Topic 5:M while performing its evaluations.

Under current accounting guidance there is no “bright-line” test for determining other-than-temporary impairment. As such, Management of the Corporation uses a variety of internal and external resources while evaluating impairment issues related to individual securities based on the criteria mentioned above. Management must use its best judgment regarding the need and proper timing of impairment charges for securities in its available-for-sale portfolio. Regarding the impairment charges which are the subject of the above-referenced comment letter, Management believes it acted in good faith following the available accounting guidance. In short, we feel the charges were taken when, using our best judgment, we could say the securities were other-than- temporarily impaired. The following is our response to the questions raised in the above-referenced comment letter. The numbered responses correlate to the numbered items in the comment letter.

1.	The security in question is a floating rate preferred stock issuance of Fannie Mae with an original cost basis of $5,000,000. The instrument is perpetual and has a dividend rate that is indexed to the two-year constant maturity treasury minus 16 basis points with a reset date of March 20, 2006.

We do not feel that the security was other than temporarily impaired at December 31, 2003, March 31, 2004, June 30, 2004 or September 30, 2004. As mentioned above, Management considers the following as well as other factors in its analysis of other than temporary impairment:

•	The length of time and extent to which market value has been below cost;

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•	The financial condition and near term prospects of the issuer along with reviewing the ratings of several major rating agencies;

•	The ability of the Corporation to maintain it’s investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

As noted at Exhibit A, the Fannie Mae security did not experience any significant price deterioration until December of 2003. Management monitored the security throughout 2004 and believed the decline in value to be indicative of normal interest rate or market fluctuations which are generally temporary in nature. In September of 2004, Management participated in two teleconferences put on by experts in floating rate agency preferred stocks which suggested the price declines had been driven by interest rates and therefore did not represent an other-than-temporary impairment. The Corporation had both the intent and ability to hold the security throughout the forecasted recovery period during 2004.

Although the security continued to maintain a good investment rating it was placed “on watch down grade” by one major rating agency in September and another in December. Finally in December of 2004, as both the duration and severity of the decline increased, Management decided the expected recovery period indicated an other than temporary situation and opted to take the $1,400,000 impairment charge as noted on Exhibit A.

2.	Exhibit A provides a calculation of other-than-temporarily impaired securities recorded as of December 31, 2004.

3.	The security in question is a floating rate preferred stock issuance of Freddie Mac which was purchased by the Corporation in May of 2001 with an original cost basis of $1,500,000. The instrument is perpetual and has a dividend rate that is indexed to the two-year constant maturity treasury plus 20 basis points with a reset date of June 30, 2005.

We do not believe this security was other-than-temporarily impaired at December 31, 2004 or March 31, 2005. As mentioned above, the Corporation evaluates securities using various criteria. In evaluating this security Management took into consideration the impact of duration and severity on the expected period of time necessary for a recovery to occur. In general our thought process is that an investment that is impaired for a minor length of time (duration) or to a minor extent (severity) may indicate that we would need to retain the investment for a shorter period of time in order for its market value to recover. Furthermore, a minor duration or severity of impairment may be indicative of normal interest rate or market fluctuations that may be temporary. During the time period in question, this particular security was quickly approaching its reset date in a rising rate environment. Our price projections (see Exhibit B), calculated at December 31, 2004, indicated this scenario should result in a recovery of market price if the 2 Year Treasury rate increased as predicted. Three months before the reset date we noted that the recovery appeared to begin based on March 31, 2005 price increases (see Exhibit A) and the Corporation had both the intent and ability to hold the security through the anticipated recovery period. No credit deterioration was noted (based on ratings assigned by both Moody’s and S&P) and management was not aware of any other factors that would indicate an other-than-temporary impairment during the evaluation period. However, as the security approached the reset date of June 30, 2005, it became clear that the market price was not in line with management’s expectations and the security was promptly written down from the cost of $1,500,000 to a market price of $1,260,000.

4.	Exhibit A provides a calculation of other-than-temporarily impaired securities recorded as of June 30, 2005.

In summary, our analysis did not indicate an other-than-temporary impairment situation for either security for the time periods in question. We followed all current accounting guidance in performing our periodic evaluations and thoroughly monitored potential changes in the guidance like EITF 03-01. Our subsequent impairment charges were taken at such time that we truly believed the impairment was other than temporary.

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In connection with this response, I would also like to acknowledge our understanding that:

•	CNB Financial Corporation is responsible for the adequacy and accuracy of the disclosures in our filings;

•	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission ( the Commission) from taking any action with respect to the filing; and

•	CNB Financial Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions concerning this letter or the attached exhibit.

Sincerely,

/s/ Joseph B Bower, Jr.
Joseph B Bower, Jr.
Treasurer and Executive Vice President

CNB Financial Corporation - FHLMC and FNMA - Other Than Temporary Impairment Analysis- Exhibit A

Ticker	CUSIP #	Agency	Purch. Date	Par Val	Cost basis	Basis After Write-down
FRE-PQ	313400756	FHLMC	5/3/2001	$50	1,500,000	1,260,000	Note: $240,000 impairment charge taken 6/30/05
FNM-PF	313586703	FNMA	3/20/2000	$50	5,000,000	3,600,000	Note: $1,400,000 impairment charge taken 12/31/04

		Quarterly Pricing
Description	Par Val	9/30/2003	12/31/2003	3/31/2004	6/30/2004	9/30/2004		12/31/2004		3/31/2005		6/30/2005		9/30/2005
FHLMC	$50.00	$44.25	$42.10	$42.10	$42.10	$40.90		$41.50		$43.10		$42.00	#	$39.78
Investment Ratings:
Moody’s		Aa3	Aa3	Aa3	Aa3	Aa3		Aa3		Aa3		Aa3		Aa3
S&P		AA-	AA-	AA-	AA-	AA-		AA-		AA-		AA-		AA-
FNMA	$50.00	$47.90	$42.50	$40.15	$39.90	$37.65		$36.00	#	$37.00		$36.84		$38.50
Investment Ratings:
Moody’s		Aa3	Aa3	Aa3	Aa3	Aa3		Aa3	*-	Aa3	*-	Aa3	*-	Aa3	*-
S&P		AA-	AA-	AA-	AA-	AA-	*-	AA-	*-	AA-	*-	AA-	*-	AA-	*-
*- On Watch Down Grade
Impairment Write-Down#

Unrealized gain (loss)
FHLMC		$(172,500)	$(237,000)	$(237,000)	$(237,000)	$(273,000)		$(255,000)		$(207,000)		$—		$(66,600)
FNMA		$(210,000)	$(750,000)	$(985,000)	$(1,010,000)	$(1,235,000)		$—		$100,000		$84,000		$250,000
Total		$(382,500)	$(987,000)	$(1,222,000)	$(1,247,000)	$(1,508,000)		$(255,000)		$(107,000)		$84,000		$183,400

Note: Bold cells reflect unrealized gains (losses) subsequent to impairment write-downs

EXHIBIT B

Impairment Analysis

FHLMC Preferred

Analysis as of 12/31/2004

	Current Coupon		Reprice Today		At Issuance
Tax Free Portion
Coupon	1.58%		3.30%		4.480%
Tax Free %	70%		70%		70%

After Tax		1.11%		2.31%		3.14%
Taxable Portion
Coupon	1.58%		3.30%		4.480%
Taxable %	30%		30%		30%

	0.47%		0.99%		1.34%
After Tax Yield
After Tax %	65%		65%		65%

		0.31%		0.64%		0.87%

After Tax Yield		1.41%		2.95%		4.01%

1 - Tax Rate		65%		65%		65%

Tax Equivalent Yield		2.18%		4.54%		6.17%

Spread to Coupon		0.60%		1.24%		1.69%

MARKET TAX EQUIVALENT YIELD
Current TEY		2.18%
Market Price Discount	37 50	0.74

Market TEY		2.94%

Spread to current Coupon		1.36%

PROJECTED PRICE RECOVERY

2 YR. Treasury	TEY	TEY Spread Coupon	Projected Price
1.380%	2.180%	0.600%	37.00
3.100%	4.540%	1.240%	44.63
3.250%	4.750%	1.300%	45.35
3.500%	5.090%	1.390%	46.42
3.750%	5.440%	1.490%	47.61
4.000%	5.780%	1.580%	48.69
4.280%	6.170%	1.690%	50.00

Conclusion: Based on forecasted increases in the 2 year treasury rate, it appears that the security will price near par at the reset date. As such, impairment appears to be temporary. Continue to monitor during periodic evaluations throughout 2005.